**A11 2/17/2004

SEC MAIL PROCESSING SECTION
RECEIVED
FEB - 9 2004
WASH., D.C.
158

04002167

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N
(No. and Street)

Palm Harbor, Fl. 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic Bengivengo, President (727) 942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Dominic Bengivengo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

STATE OF FLORIDA
County of PINELLAS

Cynthia R. Ames
Notary Public

CYNTHIA R. AMES
MY COMMISSION # DD 220962
EXPIRES: September 26, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11163

CL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable date each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

01/28/04 10:09:43

REVISED 1/28/04

GOLF HOST SECURITIES, INC.

BALANCE SHEETS

	AS OF 12/31/2003	AS OF 12/31/2002
CURRENT ASSETS		
CASH	79,629.26	214,137.37
PREPAID EXPENSES & OTHER	15,710.57	4,358.75
TOTAL CURRENT ASSETS	95,339.83	218,496.12
LONG TERM INVESTMENTS	3,300.00	3,300.00
EQUIPMENT, AT COST, LESS ACCUMULATED DEPRECIATION	4,334.51	4,334.51
	102,974.34	226,130.63
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	2,699.13	.00
ACCRUED EXPENSES	7,699.63	11,420.16
INTERCOMPANY	58,179.85	113,733.36
TOTAL CURRENT LIABILITIES.	68,578.61	125,153.52
SHAREHOLDER'S INVESTMENT		
COMMON STOCK, $1 PAR VALUE, 5,000 SHARES AUTHORIZED 1,000 SHARES ISSUED & OUTSTANDING	1,000.00	1,000.00
PAID IN CAPITAL	110,000.00	110,000.00
RETAINED EARNINGS	(10,022.89)	(21,611.24)
CURRENT YEAR NET INCOME/(LOSS)	(66,581.38)	11,588.35
TOTAL SHAREHOLDER'S INVEST	34,395.73	100,977.11
	102,974.34	226,130.63

GOLF HOST SECURITIES, INC.

ANALYSIS OF BALANCE SHEETS

	AS OF 12/31/2003	AS OF 12/31/2002
CASH		
FUNB - ESCROW	314.13	314.13
CASH - BARNETT BANK ESCROW	200.00	178.76
CASH - FUNB	79,115.13	213,644.48
	79,629.26	214,137.37
ACCOUNTS & NOTES RECEIVABLE		
	.00	.00
PREPAID & OTHER EXPENSES		
PREPAID MARKETING	13,220.17	4,358.75
PREPAID - INSURANCE	2,490.40	.00
TOTAL	15,710.57	4,358.75
EQUIPMENT		
EQUIPMENT	8,742.88	8,742.88
ACCUMULATED DEPRECIATION	(4,408.37)	(4,408.37)
TOTAL	4,334.51	4,334.51
ACCRUED EXPENSES		
USE TAX	.00	.70
VACATION PROVISION	7,699.63	9,116.85
OTHER EXPENSES	.00	2,302.61
TOTAL	7,699.63	11,420.16

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2003

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 04 2003	CURRENT MONTH YR ENDING 2002		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 04 2003	YEAR-TO-DATE YR ENDING 2002
			REVENUE			
16,850	0	32,813	COMMISSION	252,903	0	280,067
16,850	0	32,813	TOTAL	252,903	0	280,067
			COSTS & OPERATING EXPS			
			PAYROLL & RELATED			
0	0	4,770	SALES COMMISSIONS	29,885	0	40,072
6,100	0	(4,950)	MANAGEMENT S & W	76,303	0	42,900
0	0	0	ADVERTISING	3,294	0	697
4,568	0	6,518	SECRETARIAL SAL	53,535	0	73,157
0	0	0	COMPUTER PROGRAMMING	0	0	916
2,824	0	2,882	LABOR RELATED	47,472	0	29,982
(563)	0	540	VACATION PROVISION	(1,417)	0	(918)
12,928	0	9,760	TOTAL	209,071	0	186,806
			SELLING EXPENSES			
129	0	0	OTHER EXPENSES	2,935	0	1,898
0	0	0	RENT & ADMIN SUPPORT	533	0	0
533	0	231	OFFICE SUPPLIES	6,322	0	7,290
0	0	0	DUES & SUBSCRIPTIONS	1,140	0	2,244
0	0	0	ESCROW FEES	0	0	1,000
393	0	63	POSTAGE & FREIGHT	10,508	0	9,618
436	0	206	TELEPHONE	4,521	0	3,634
123	0	0	ADV. MEDIA	2,261	0	0
338	0	503	ADV. DIRECT MAIL	6,385	0	13,697
619	0	0	ADV. CREAT & COLL	2,149	0	49
551	0	460	PUBLIC REL. ON SITE	4,329	0	7,338
1,185	0	564	AUTO & EQUIP RENT	6,434	0	6,513
0	0	0	TRAVEL & ENTER	1,662	0	627
551	0	391	NON-DEDUCT M & E	2,661	0	4,204
4,858	0	2,417	TOTAL	51,839	0	58,112
			GENERAL & ADMIN			
0	0	901	SECURITIES FEES	1,180	0	1,101
3,652	0	5,122	EXECUTIVE SVCS-GHI	28,190	0	16,522
0	0	(237)	DEPRECIATION	0	0	583
0	0	(2,000)	AUDIT FEES	15,000	0	(2,000)
0	0	1,123	LEGAL FEES	765	0	1,723
1,245	0	388	INSURANCE	13,439	0	5,631
4,897	0	5,297	TOTAL	58,574	0	23,560

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2003

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 04 2003	CURRENT MONTH YR ENDING 2002		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 04 2003	YEAR-TO-DATE YR ENDING 2002
22,684	0	17,475	TOTAL OPERATING EXPENSE	319,484	0	268,478
(5,834)	0	15,338	OPERATING INCOME/(LOSS)	(66,581)	0	11,588
			INTEREST, NET			
0	0	0	TOTAL	0	0	0
(5,834)	0	15,338	INCOME/(LOSS) BEF TAXES	(66,581)	0	11,588
			PARENT INCOME TAX CHGS			
0	0	0	TOTAL	0	0	0
(5,834)	0	15,338	NET INCOME/(LOSS)	(66,581)	0	11,588